UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 33-83618

Selkirk Cogen Partners, L.P.

Selkirk Cogen Funding Corporation

(Exact name of registrant as specified in its charter)

9405 Arrowpoint Blvd., Charlotte, NC 28273-8110, (704) 525-3800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8.98% First Mortgage Bonds Due 2012, Series A

8.65% First Mortgage Bonds Due 2007, Series A: 14

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

8.98% First Mortgage Bonds Due 2012, Series A: 9

8.65% First Mortgage Bonds Due 2007, Series A: 14

Pursuant to the requirements of the Securities Exchange Act of 1934 each of Selkirk Cogen Partners, L.P. and Selkirk Cogen Funding Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Selkirk Cogen Partners, L.P.

	By:	JMC Selkirk, Inc.
its Managing General Partner

Date: March 11, 2005		By:	/s/ John W. O’Connor
		Name:	John W. O’Connor
		Title:	Vice President, Treasurer, Controller and Chief Accounting Officer

Selkirk Cogen Funding Corporation

Date: March 11, 2005	By:	/s/ John W. O’Connor
	Name:	John W. O’Connor
	Title:	Vice President, Treasurer, Controller and Chief Accounting Officer